Exhibit 99.1

Silvercorp Reports Operational Results and Financial Results Release Date for Second Quarter, Fiscal 2024

VANCOUVER, BC, Oct. 16, 2023 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) reports production and sales figures for the second quarter of fiscal year 2024 ended September 30, 2023 ("Q2 Fiscal 2024"). The Company expects to release its Q2 Fiscal 2024 unaudited financial results on Thursday, November 9, 2023 after market close.

Q2 Fiscal 2024 Operational Results

  Gold production of 2,458 ounces, an increase of 105% over Q2 Fiscal 2023;
  Silver equivalent (only silver and gold)1 production of approximately 1.8 million ounces; and
  Lead and zinc production of approximately 16.1 million pounds and 4.6 million pounds, an 11% and 23% decrease over Q2 Fiscal 2023, respectively.
	Second Quarter Fiscal 2024			Second Quarter Fiscal 2023
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated

Production Data
Ore Mined (tonnes)	220,636	52,829	273,465	215,927	75,054	290,981
Ore Milled (tonnes)	212,868	48,239	261,107	216,262	75,381	291,643

Head Grades
Silver (gram/tonne)	235	66		257	72
Lead (%)	3.5	1.1		3.7	1.2
Zinc (%)	0.7	2.5		0.7	2.7

Recovery Rates
Gold（%）	91.1	-		-	-
Silver (%)	95.0	82.7		95.5	81.0
Lead (%)	95.0	90.2		94.1	88.5
Zinc (%)	71.1	89.8		62.5	89.6

Metal production
Gold (ounces)	2,458	-	2,458	1,200	-	1,200
Silver (in thousands of ounces)	1,506	84	1,590	1,657	141	1,798
Silver equivalent (in thousands of ounces)	1,731	84	1,815	1,757	141	1,898
Lead (in thousands of pounds)	15,018	1,047	16,065	16,201	1,782	17,983
Zinc (in thousands of pounds)	2,197	2,404	4,601	1,976	4,010	5,986

Metals sold
Gold (ounces)	2,515	-	2,515	1,200	-	1,200
Silver (in thousands of ounces)	1,498	80	1,578	1,649	140	1,789
Lead (in thousands of pounds)	14,275	900	15,175	15,587	1,681	17,268
Zinc (in thousands of pounds)	2,163	2,415	4,578	1,882	4,058	5,940

At the Ying Mining District, 220,636 tonnes of ore were mined, up 2% over Q2 Fiscal 2023, and 212,868 tonnes of ore were milled, down 2% over Q2 Fiscal 2023. Approximately 1.5 million ounces of silver, 2,458 ounces of gold (or 1.7 million ounces of silver equivalent), 15.0 million pounds of lead, and 2.2 million pounds of zinc were produced, representing increases of 105% and 11%, respectively in gold and zinc, relatively the same in silver equivalent, and decreases of 9% and 7%, respectively, in silver and lead over Q2 Fiscal 2023.

The decrease in silver and lead production was mainly due to lower head grades achieved due to mining sequences and 12,800 tonnes of gold ores were mined and processed with grades of 1.9 grams per tonne ("g/t") gold, 82 g/t silver, 0.8% lead, and 0.3% zinc to produce gravity gold concentrates, silver-gold-lead (copper) concentrate, and zinc concentrate in Q2 Fiscal 2024. The gold recovery rate for gold ores processed was 91.1%. As a result of processing gold gravity concentrate, the Company has poured its first gold and produced and sold 649 ounces of gold doré in the current quarter.

At the GC Mine, 52,829 tonnes of ore were mined, down 30% over Q2 Fiscal 2023, and 48,239 tonnes of ore were milled, down 36% over Q2 Fiscal 2023. Approximately 84 thousand ounces of silver, 1.0 million pounds of lead, and 2.4 million pounds of zinc were produced, representing decreases of 40%, 41% and 40%, respectively, in silver, lead and zinc, over Q2 Fiscal 2023. The decrease was mainly due to a production disruption of five weeks due to a series of improvement measures and a district-wide cessation of industrial activity associated with improvements made to the provincial power grid at the GC Mine in Q2 Fiscal 2024 (refer to the Company's September 5, 2023 news release).

Six Months Ended September 30, 2023 and 2022 Consolidated Operational Results

	Six months ended September 30, 2023			Six months ended September 30, 2022
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated

Production Data
Ore Mined (tonnes)	434,384	142,301	576,685	429,965	161,120	591,085
Ore Milled (tonnes)	421,677	134,525	556,202	428,317	161,502	589,819

Head Grades
Silver (gram/tonne)	244	75		262	72
Lead (%)	3.5	1.3		3.8	1.3
Zinc (%)	0.7	2.7		0.7	2.8

Recovery Rates
Gold（%）	91.7	-		-	-
Silver (%)	95.0	82.7		95.6	82.3
Lead (%)	95.3	90.6		94.8	89.3
Zinc (%)	70.3	90.2		60.3	90.0

Metal production
Gold (ounces)	4,010	-	4,010	2,300	-	2,300
Silver (in thousands of ounces)	3,103	267	3,370	3,353	305	3,658
Silver equivalent (in thousands of ounces)	3,458	267	3,725	3,548	305	3,853
Lead (in thousands of pounds)	30,400	3,481	33,881	32,919	4,152	37,071
Zinc (in thousands of pounds)	4,310	7,112	11,422	3,904	9,008	12,912

Metals sold
Gold (ounces)	4,010	-	4,010	2,300	-	2,300
Silver (in thousands of ounces)	3,129	264	3,393	3,408	296	3,704
Lead (in thousands of pounds)	29,277	3,228	32,505	32,347	4,046	36,393
Zinc (in thousands of pounds)	4,295	7,203	11,498	3,917	8,951	12,868

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information
Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian and US securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; the sufficiency of the Company's capital to finance the Company's operations; estimates of the Company's revenues and capital expenditures; estimated production from the Company's mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors" and in the Company's Annual Report on Form 40-F, and in the Company's other filings with Canadian and U.S. securities regulators.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Additional information related to the Company, including Silvercorp's Annual Information Form, can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorpmetals.com.

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[1] Silver equivalent is calculated by converting the gold metal quantity to its silver equivalent using the ratio between the net realized selling prices of gold and silver achieved, and then adding the converted amount expressed in silver ounces to the ounces of silver.

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SOURCE Silvercorp Metals Inc

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CO: Silvercorp Metals Inc

CNW 07:30e 16-OCT-23